UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G6333L101

(CUSIP Number)

New Leaf Ventures 7 Times Square, Suite 3502 New York, NY 10036 Attn: Craig Slutzkin (646) 871-6400	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L101	Page 2 of 17

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,071,688 ordinary shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), Liam Ratcliffe (“Ratcliffe”) and Vijay K. Lathi (“Lathi”), the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,071,688 ordinary shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 13,959,423 ordinary shares of the Issuer outstanding as of May 25, 2018, reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 25, 2018.

CUSIP No. G6333L101	Page 3 of 17

1.	Names of Reporting Persons. New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

384,615 ordinary shares, except that (a) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi, and Isaac A. Manke (“Manke”) the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

384,615 ordinary shares, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%[1]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G6333L101	Page 4 of 17

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,071,688 ordinary shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,071,688 ordinary shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[1]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G6333L101	Page 5 of 17

1.	Names of Reporting Persons. New Leaf BPO Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

384,615 ordinary shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

384,615 ordinary shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%[1]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G6333L101	Page 6 of 17

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,071,688 ordinary shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,071,688 ordinary shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[1]
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G6333L101	Page 7 of 17

1.	Names of Reporting Persons. New Leaf BPO Management II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, and (c) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, and (d) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%[1]
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G6333L101	Page 8 of 17

1.	Names of Reporting Persons. Ronald M. Hunt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%[1]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6333L101	Page 9 of 17

1.	Names of Reporting Persons. Liam Ratcliffe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%[1]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6333L101	Page 10 of 17

1.	Names of Reporting Persons. Vijay K. Lathi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%[1]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6333L101	Page 11 of 17

1.	Names of Reporting Persons. Isaac A. Manke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, and (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote all of such shares.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, and (e) Hunt, a member of the Issuer’s board of directors, Ratcliffe, Lathi and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares owned by Biopharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%[1]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6333L101	Page 12 of 17

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Iterum Therapeutics plc (the “Issuer”), of the Issuer. The address of the principal executive offices of the Issuer is Block 2 Floor 2, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf BPO Management II, L.L.C. (“NLB Management II”), Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), Liam Ratcliffe (“Ratcliffe”), Vijay K. Lathi (“Lathi”) and Isaac A. Manke (“Manke,” and collectively with the foregoing entities and individuals, the “Reporting Persons”). Hunt, Ratcliffe and Lathi are the managing directors of NLV Management III and Hunt, Ratcliffe, Lathi and Manke are the managing directors of NLB Management II.

(b) The principal business address of each NLV III, NLV Associates III, Biopharma II, NLBA II, NLV Management III, NLB Management II, Ratcliffe, Hunt and Manke is c/o New Leaf Ventures, 7 Times Square, Suite 3502, New York, NY 10036. The address of the principal business office of Lathi is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

(c) The principal business of each of NLV III and Biopharma II is that of a private investment partnership and to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The sole general partner of NLV III is NLV Associates III and the sole general partner of Biopharma II is NLBA II. The sole general partner of NLV Associates III is NLV Management III and the sole general partner of NLBA II is NLB Management II. The ultimate general partner of NLV III is NLV Management III, and the ultimate general partner of NLBA II is NLB Management II. The principal business of NLV Associates III is that of a limited partnership acting as the general partner of NLV III, the principal business of NLBA II is that of a limited partnership acting as the general partner of Biopharma II, the principal business of NLV Management III is that of a limited liability company acting as the general partner of NLV Associates III and the ultimate general partner of NLV III, the principal business of NLB Management II is that of a limited liability company acting as the general partner of NLBA II and the ultimate general partner of Biopharma II. Hunt, a member of the Issuer’s board of directors, Ratcliffe and Lathi, are the managing directors of NLV Management III and Hunt, Ratcliffe, Lathi and Manke are the managing directors of NLB Management II. Each of NLV III, Biopharma II, NLV Associates III and NLBA II is organized as a Delaware limited partnership. Each of NLV Management III and NLB Management II is organized as a Delaware limited liability company.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

CUSIP No. G6333L101	Page 13 of 17

Item 3. Source and Amount of Funds or Other Consideration.

On May 25 2018, the Prospectus filed with the Securities and Exchange Commission by the Issuer (File No. 333-224582) in connection with its initial public offering of 6,150,000 shares of the Issuer’s Ordinary Shares was declared effective.

In November 2015, NLV III purchased shares of Series A preferred shares of the Issuer convertible into 466,793 Ordinary Shares (after giving effect to a one for 15.71 reverse stock split effective as of May 15, 2018 (the “Reverse Stock Split”)) for a purchase price of $1.00 per share and, an approximate purchase price of $7,333,333.00. In May 2017, NLV III purchased shares of Series B-1 preferred shares of the Issuer convertible into 178,230 Ordinary Shares (after giving effect to the Reverse Stock Split) for a purchase price of $1.10 per share, and an approximate purchase price of $3,080,000.00. In February 2018, NLV III purchased shares of Series B-2 preferred shares of the Issuer convertible into 148,603 Ordinary Shares (after giving effect to the Reverse Stock Split) for a purchase price of $1.20 per share, and an approximate purchase price of $2,801,480.40. The shares purchased in the aforementioned transactions are collectively referred to as the “Pre-IPO Shares.”

On May 24, 2018, Hunt was granted 11,241 options to purchase Ordinary Shares pursuant to the Issuer’s 2018 Equity Incentive Plan (the “Director Options”). The Director Options will vest on May 24, 2019, subject to Hunt providing continuous service to the Issuer until that date.

On May 30, 2018 and in connection with the completion of the Issuer’s initial public offering (the “Offering”), each of the Pre-IPO Shares automatically converted into one Ordinary Share for no additional consideration. In connection with the Offering, on May 30, 2018, Biopharma II purchased 384,615 Ordinary Shares for an aggregate purchase price of $4,999,995.00 (the “BPO-II IPO Shares”) and NLV III purchased 278,062 Ordinary Shares for an aggregate purchase price of $3,614,806.00 (the “NLV III IPO Shares”).

The Reporting Persons obtained the amounts required for all purchases of the Pre-IPO shares and IPO shares from their working capital. Unless noted above, the source of funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by NLV III were made using its working capital funded partially through a line of credit in the normal course of business and then paid down from the proceeds from investor capital calls. Unless noted above, no part of the purchase price was borrowed by any of the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Issuer that the Reporting Persons now own or may hereafter acquire.

Hunt is a member of the Issuer’s board of directors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. G6333L101	Page 14 of 17

Item 5. Interest in Securities of the Issuer.

The information reported below is based on a total of 13,959,423 shares of Ordinary Shares outstanding as reported on the Issuer’s Prospectus filed with the SEC on May 25, 2018.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Each of the Reporting Persons, except for NLV III with respect to the shares directly owned by it and Biopharma II with respect to the shares directly owned by it, disclaims beneficial ownership of such shares for all purposes, except to the extent of their respective pecuniary interests therein, if any.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of NLV III, Biopharma II, NLV Associates III, NLBA II and the limited liability company agreement of each of NLV Management III and NLB Management II, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of the Reporting Persons have agreed to enter into lock-up agreements (each a “Lock-Up Agreement”), pursuant to which such entities agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement. The Form of Lock-Up Agreement is attached to this Schedule 13D as Exhibit C.

Certain of the Reporting Persons have entered into an investor rights agreement with the Issuer, the Issuer’s executive officers, certain directors of the Issuer and certain holders of shares of the Issuer. After the closing of the Offering, the shareholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The Amended and Restated Investor Rights Agreement, dated May 18, 2017, is attached Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Hunt. The indemnification agreement, among other things, require the Issuer or will require the Issuer to indemnify Hunt (and in certain cases each of NLV III and Biopharma II) to the fullest extent permitted by applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Hunt in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of his services as a director. The form of Indemnity Agreement for the Issuer’s directors and officers is attached as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and is incorporated herein by reference.

On May 24, 2018, Hunt was granted the Director Options pursuant to the Issuer’s 2018 Equity Incentive Plan (the “Plan”) which is attached as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and is incorporated herein by reference. Hunt’s non-employee director compensation is more fully described in the Plan.

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Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney – Isaac A. Manke

Exhibit C – Form of Lock-Up Agreement

Exhibit D – Amended and Restated Investor Rights Agreement, dated May 18, 2017, filed on May 1, 2018 as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and incorporated herein by reference.

Exhibit E – Form of Indemnity Agreement for board members and senior management, filed on May 1, 2018 as Exhibit 100.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and incorporated herein by reference.

Exhibit F – 2018 Equity Incentive Plan of the Issuer, filed on May 1, 2018 as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-224582), and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2018

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

LIAM RATCLIFFE

By:	*
Liam Ratcliffe

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

ISAAC A. MANKE

By:	*
Isaac A. Manke

*By:	/s/ Craig Slutzkin
Name:	Craig Slutzkin
Attorney-in-Fact

[*This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]